Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 20, 2018

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
United States Securities and Exchange Commission
Division of Investment Management
100 "F" Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the "Trust") File Nos.: 33-12213 and 811-05037 Congress SMid Core Opportunity Fund (S000038710)

Dear Ms. Larkin:

This correspondence is being filed in response to your January 26, 2018, comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust's Post-Effective Amendment ("PEA") No. 726 to its registration statement.  PEA No. 726 was filed pursuant to Rule 485(a) under the Securities Act of 1933 ("1933 Act") on Form N‑1A on December 19, 2017, and is designated to become effective on February 28, 2018.  The purpose of PEA No. 726 was to update the name and investment policy of one series of the Trust: the Congress SMid Core Opportunity Fund, formerly the Congress All Cap Opportunity Fund (the "Fund"), managed by Congress Asset Management Company, LLP (the "Advisor").  Where indicated, corresponding changes will be reflected in the Fund's prospectus anticipated to be filed on February 28, 2018 pursuant to Rule 485(b) under the 1933 Act.

For your convenience in reviewing the Trust's responses, your comments and suggestions are included in bold typeface immediately followed by the Trust's responses.

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The Trust's responses to your comments are as follows:

1.	Please indicate whether the Fees and Expenses of the Fund should be restated to accommodate the change in name.

The Trust has confirmed that the change in the Fund's name will have no effect on the Fund's fees and expenses.  Accordingly, the Fees and Expenses table will not be restated.

2.
Please explain supplementally why the Fund considers companies with market capitalization under $40 billion to be in the "small and mid-size" market capitalization category.  For instance, are there industry indices or definitions that use less than $40 billion as the measure for small and mid-cap?

The Advisor believes that the $40 billion upper range for market capitalization is reasonable based on the Russell Company's benchmark ranges.  The proposed $40 billion upper limit provides flexibility for the manager to buy both small and mid-cap companies.  In setting the market cap range for the Fund, the Advisor reviewed the current and historical quarter-end market cap ranges of the Russell Mid Cap Index and the Russell 2000 (Small Cap) Index since the Fund's inception in December 2012.  The Advisor observed that at calendar quarter-ends since December 2012, the upper end of the Russell Mid Cap Index market capitalization range fluctuated between $25.2 billion and $64.2 billion and while averaging $34.9 billion.  Meanwhile, the top of the Russell Mid Cap index has been higher, including May 31, 2017, when it was over $85 billion.  The high end of the Russell 2000 (Small Cap) Index market capitalization range varied from $4.3 billion to $13.7 billion while averaging $7.1 billion during this same period.

The Advisor has selected the $40 billion capitalization range as it believes it is the most reflective of its intended investment style and consistent with market capitalization ranges of well-known indices such as the Russell Mid Cap Index and Russell Small Cap index discussed above.

3.	Please consider clarifying the following sentence in the Principal Investment Strategies by removing the word "industry" or "sector":

The Fund invests primarily in publicly traded stocks of U.S. companies, irrespective of style (i.e., growth or value) or industry sector.  (Emphasis added.)

The Trust responds by deleting the word "sector" from the above-referenced sentence.

4.	Please confirm supplementally that the reference to "total assets" in the following sentence within the Principal Investment Strategies is consistent with the Fund's 80% "Names Rule" policy:

Additionally, the Fund may invest up to 20% of its total assets in U.S. dollar-denominated foreign equity securities, including through American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") issued by U.S. depository banks, which are traded on U.S. exchanges. (Emphasis added.)

The Trust directs the Staff's attention to the preceding sentence in the paragraph that states:

The Fund may invest any portion of the remaining 20% of its net assets in equity securities of large-capitalization companies or in investment grade debt securities, such as commercial paper or corporate debt securities.  (Emphasis added.)

The sentence referenced by the Staff is an additional description of the types of the Fund's investments that will be included in the capitalization size measurements as appropriate that will indeed be measured against the Fund's total assets.

5.
The Staff notes that the Principal Risks of the Fund include a description of "Industrials Sector Risk."  Please consider expanding the Principal Investment Strategies to include disclosure regarding investments in the Industrials Sector.

The Trust responds by including the following additional disclosure at the end of the second paragraph as follows:

The Fund may, from time to time, have significant exposure to one or more sectors of the market.  As of October 31, 2017, the Fund had invested 26.5% of its total assets in the Industrials Sector.

6.	Please include the year to date returns for the year ending December 31, 2017

The Trust responds by confirming that the year-to-date returns have been updated accordingly.

7.	Please consider including additional disclosure explaining the change in the primary index.

The Trust responds by noting that prior to the name change, the primary index of the Fund was the S&P 500 Index.  Up until now, the Fund considered the Russell 3000 Index to be a secondary index.  After further consideration, the Advisor has decided that it will reinsert the Russell 3000 Index in the Fund's prospectus as the new primary benchmark.  The Fund will reflect the Russell 2500 Index as a secondary benchmark to provide shareholders with a different form of measurement.  The S&P 500 Index has been retained for an additional year per Form N‑1A.  The Trust will describe the reason for the change in index in the Performance Information paragraph as follows:

The following performance information provides some indication of the risks of investing in the Fund.  The bar chart below only illustrates how Institutional Class shares of the Fund's total returns have varied since inception.  The returns for the Fund's Retail Class shares, both before and after taxes, may be lower than the returns shown in the bar chart below for the Institutional Class shares, depending on the fees and expenses of the Retail Class shares.  The table below illustrates how the Fund's average annual total returns for the 1‑year, 5-year and since inception periods compare with a domestic broad‑based market index and a secondary index provided to offer a broader market perspective.  ~~With the change in the Fund's name, t~~ The Fund has selected the Russell 3000~~2500~~® Index as its primary benchmark as more representative of the Fund's portfolio holdings.  The Fund's performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.  Updated performance is available on the Fund's website at www.congressasset.com/funds. (Emphasis added.)

8.	On page B-12 of the Statement of Additional Information, please consider providing an explanation behind the significant change in portfolio turnover from year to year.

The Trust responds by updating the disclosure as requested.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914‑7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of Professionally Managed Portfolios

cc: Domenick Pugliese, Esq., Schiff Hardin LLP